Exhibit 12


         Statement of Computation of Ratio of Earnings to Fixed Charges


     The ratio of earnings to fixed charges for the three months ended March 31, 1998 was 1.26x on a consolidated basis. For purposes of this ratio, earnings include income before taxes and fixed charges (excluding fixed charges associated with capitalized interest). Fixed charges include interest, whether capitalized or expensed, and amortization of deferred financing costs, whether capitalized or expensed.

     Due to the project-specific nature of the Company's construction financing, fixed charges on most projects in construction are funded with proceeds from project finance borrowings and do not require the use of funds from operations. If such construction-related fixed charges had been excluded in calculating the ratio of earnings to fixed charges, the ratio would have been 1.39x on a consolidated basis for the three months ending March 31, 1998.